Kimberly-Clark Corporation
P.O. Box 619100
Dallas, Texas 75261-9100

December 12, 2025

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Kimberly-Clark Corporation
Registration Statement on Form S-4
File No. 333-291928

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Kimberly-Clark Corporation (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 8:00 a.m., Eastern Time, on December 16, 2025, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Rachel W. Sheridan of Kirkland & Ellis LLP at (202) 389-3440 or Shagufa R. Hossain of Kirkland & Ellis LLP at (202) 389-3436 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

Kimberly-Clark Corporation

/s/ Grant B. McGee
Grant B. McGee
Senior Vice President and General Counsel

cc:	Courtney Roane
Kimberly-Clark Corporation

Edward J. Lee
Kim Hicks
Rachel W. Sheridan
Shagufa R. Hossain
Kirkland & Ellis LLP